AIS

December 22, 2003

03045431

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: *Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited*

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0390/2003**

  Subject: The Upgrade of Ratings of ADVANC and its debentures

  Date: December 22, 2003

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

dlw 1/7

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 22, 2003

AIS 0390/2003

December 22, 2003

Subject: The Upgrade of Ratings of ADVANC and its debentures

To The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("ADVANC") would like to inform you that the ratings of ADVANC and its debentures are upgraded from "AA-" to "AA" by TRIS Rating Company Limited (TRIS) and the details are as follow:

Company Rating:	**Upgraded to AA from AA-**
Issue Ratings:	
AIS063A: Bt12,000 million senior debentures due 2006	Upgraded to AA from AA-
AIS04NA: Bt5,000 million senior debentures due 2004	Upgraded to AA from AA-
AIS06NA: Bt10,000 million senior debentures due 2006	Upgraded to AA from AA-
AIS073A: Bt3,000 million senior debentures due 2007	Upgraded to AA from AA-
AIS093A: Bt2,500 million senior debentures due 2009	Upgraded to AA from AA-
AIS093B: Bt4,500 million senior debentures due 2009	Upgraded to AA from AA-
AIS07OA: Bt5,000 million senior debentures due 2007	Upgraded to AA from AA-

TRIS upgrades the ratings of ADVANC and its debentures from "AA-" to "AA". The ratings are based on ADVANC' s solid business position as Thailand's leading mobile phone operator with a very large customer base, and its continued strong operating performance and cash generation ability. The ratings also take into consideration ADVANC' s capable and professional management team, ADVANC' s well-recognized brands and ability to control expenses. However, these strengths are partially restrained by continuing intense competition in the mobile phone industry, especially after a new operator entered the market and the inherent technological risk exposed by all operators. ADVANC needs to be more cautious in paying dividend to shareholders when it creates higher debts to equip new technology.